DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06023011

January 26, 2006

Richard D. Katcher
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2006

Re: Electronic Data Systems Corporation
Incoming letter dated November 30, 2005

Dear Mr. Katcher:

This is in response to your letter dated November 30, 2005 concerning the shareholder proposal submitted to EDS by Nick Rossi. We also have received letters on the proponent's behalf dated December 6, 2005, January 11, 2006 and January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 30, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Electronic Data Systems Corporation
Shareholder Proposal Submitted by John Chevedden re Rights Plan

Ladies and Gentlemen:

We are acting as special counsel to Electronic Data Systems Corporation ("EDS") in connection with the matter set forth in this letter. We submit this letter on behalf of EDS pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On October 26, 2005, EDS received a proposed stockholder resolution (the "2006 Rights Plan Proposal") from Mr. John Chevedden, acting on behalf of Mr. Nick Rossi (the "Proponent"), for inclusion in the proxy materials to be distributed in connection with EDS's 2006 Annual Meeting of Stockholders ("2006 Proxy Materials").

The Proposal requests as follows:

> RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable, the substance of this proposal should be included in our charter or bylaws.

A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

EDS does not currently have a Shareholder Rights Plan ("Rights Plan"). On February 2, 2005, the EDS Board of Directors revised its shareholder Rights Plan policy regarding the adoption of any future shareholder Rights Plan by EDS (the "Policy"). As revised, the Policy provides that:

> The EDS Board will obtain shareholder approval prior to adopting a shareholder Rights Plan, unless the EDS Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of EDS and its shareholders to adopt a Rights Plan without prior shareholder approval. If a Rights Plan is adopted by the EDS Board without prior shareholder approval, however, the Plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

We note as a threshold matter that the Proponent's own supporting statement inaccurately describes EDS's Rights Plan policy and omits a key element of that Policy. The Proponent's statement does not acknowledge the prong of the EDS Rights Plan Policy that provides that if a Rights Plan is adopted by the EDS Board without prior shareholder approval, the Plan must provide that it will expire within one year of adoption unless ratified by shareholders. As discussed below, this omitted provision has been a key factor in the Staff's prior No Action position's with respect to Rights Plan proposals, including in the last proxy season, with respect to a Rights Plan proposal made by the Proponent to EDS.

We respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(10), EDS excludes the Proposal from the 2006 Proxy Materials.

Background

The 2006 Rights Plan Proposal is very similar to a proposal submitted by the same Proponent in the last proxy season that was the subject of a No Action Letter from the Staff. As further described below, last year, the Staff confirmed that EDS could exclude the prior Rights Plan Proposal from this same Proponent from the EDS proxy materials with respect to the 2005 Annual Meeting of Shareholders.

Description of 2005 Rights Plan Proposals

Last year, the Proponent submitted the following Rights Plan Proposal:

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by the Board and to formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

Original EDS December 2004 Policy

At the time of EDS's initial submission of a request for No Action relief from the Staff, the following was the policy of the EDS Board of Directors with respect to Rights Plans as adopted in December 2004 (the "Original Policy").

The Board will only adopt a Rights Plan if either (1) EDS' stockholders have approved adoption of the Rights Plan or (2) the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a Rights Plan without seeking stockholder approval.

Revised EDS Rights Plan Policy

On February 2, 2005, after the receipt of the response of the Staff to the Original No Action Letter, the EDS Board of Directors revised its policy regarding the adoption of any future shareholder Rights Plan to the version set forth above. This revised Rights Plan Policy differed from the prior Rights Plan Policy principally by adding the requirement that if a Rights Plan is adopted by the EDS Board without prior shareholder approval, the Plan must provide that it will expire within one year of adoption unless ratified by shareholders.

EDS requested that in light of its modified policy, the Staff reconsider its initial No Action position. The Staff did grant No Action relief on the grounds that the Proposal was substantially implemented. See *Electronic Data Systems Corp.* (March 2, 2005).

Analysis

The current proposal from the Proponent differs from the proposal last year with respect to which No Action relief was granted only in that it requests this year that a shareholder meeting be held "as soon as may be practicable" whereas last year it requested that a shareholder meeting be held within four months. We respectfully submit that this difference should not change the Staff's conclusion. Indeed, as the Staff can see in the Proponent's attached supporting statement, the Proponent seems to equate the "as soon as may be practicable" requirement to a four-month requirement. The supporting statement provides: "Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board." Indeed, as a practical matter, given the need to prepare, fill, clear and mail proxy materials, it is often not practicable to call a shareholders' meeting on a given topic within less than four months. EDS's Rights Plan Policy remains the same as it was when No Action relief was granted. The 2006 Rights Plan Proposal is, as indicated above, without substantive difference from the prior proposal and EDS still does not have a Rights Plan.

In our view, an analysis of prior No Action letters supports the conclusion that the change in the form of the Rights Plan Proposal should not alter the Staff's conclusion.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. In order to make the determination that a procedure or policy has been substantially implemented, the Commission has rejected a "formulistic" application and does not require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal because the company's policy "compared favorably" with the proposal). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(1)(10), of proposals relating to shareholder approval of Rights Plans that differ in substance from a shareholder approval policy already adopted by the company only with regard to the time period in which a shareholder Rights Plan must be submitted to the shareholders for a vote. See, for example, the No Action Letter issued to EDS, *Electronic Data Systems Corp.* (March 2, 2005) (policy stating that any Rights Plan which is adopted without shareholder approval "shall expire within one year of adoption unless ratified by shareholders" substantially implements a proposal that would have required the plan to be submitted to a shareholder vote within four months). That is the case here where the Policy only differs from the Rights Plan Proposal in that it allows for a one year period for redemption or submission for a vote rather than "as soon as may be practicable."

This was clearly confirmed in *Kimberly-Clark Corp.* (Dec. 22, 2004), in which the Staff did not object to the company's exclusion under Rule 14a-8(i)(10) of a shareholder proposal, submitted by Mr. Rossi, (the Proponent here), that sought to require that any Rights Plan adopted by the board be submitted to a shareholder vote "as soon as may be practicable." The Kimberly-Clark shareholder Rights Plan policy at issue, which is substantially similar to EDS's Policy, provided that any Rights Plan adopted without shareholder approval "shall expire unless ratified by stockholders within one year of adoption." Although in granting No Action relief the Staff noted that the company had redeemed its Rights Plan, we note that EDS has similarly redeemed its Rights Plan. See also *Lear Corp.* (January 10, 2005) (policy stating that, "subject to the Board's continuing fiduciary duties, which may dictate otherwise," any future Rights Plan would be submitted to shareholder vote substantially implemented shareholder proposal that would have required any poison pill to be submitted to a shareholder vote "as soon as may be practicable"). EDS similarly would like to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), as EDS has already substantially implemented the Proposal.

Under the Policy, the EDS Board would, as a general rule, obtain shareholder approval prior to adopting a Rights Plan. If, however, the EDS Board, in the exercise of its fiduciary duties, determines in a particular situation that it is in the best interest of EDS and its shareholders to adopt a Rights Plan before shareholder approval, it could do so. In that case, however, the Plan must be ratified within one year by the shareholders or expire within one year of its adoption by the EDS Board.

Thus, the EDS Board does not have unfettered discretion under its Revised Policy to adopt a Rights Plan before shareholder approval. If the EDS Board adopts a Rights Plan without obtaining prior shareholder approval, EDS's shareholders are assured that the plan will not have a term greater than one year unless the shareholders have voted in favor of its continued existence. For the information of the Staff, we note that in February 2005 EDS terminated its Rights Plan and does not currently have a Rights Plan in effect.

Request

Based on the foregoing analysis, EDS respectfully requests that the Staff concur that it will not recommend enforcement action if EDS omits the 2006 Rights Plan Proposal from its 2006 Proxy Materials.

Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with confirmatory hard copies to be filed concurrently with the Staff via mail. In addition, pursuant to Rule 14a-8(j)(1), we are sending a copy of this letter to Mr. Chevedden, at the Proponent's instruction, as notice of EDS's intention to omit the Rights Plan Proposal (including the respective resolutions and supporting statements) from its 2006 Proxy Materials.

If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 212-403-1222 or Stephanie Seligman at 212-403-1225 if you have any questions regarding this matter.

Very truly yours,

Richard D. Katcher /ps

Richard D. Katcher

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Michael H. Jordan
Electronic Data Systems Corporation (EDS)
5400 Legacy Dr
Plano TX 75024

Dear Mr. Jordan,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated to support the long-term performance of our company.

Sincerely,

Nick Rossi   Oct 26-05

cc: Bruce N. Hawthorne
Corporate Secretary
PH: 972 604-6000
FX: 972 605-2643
David Hollander
Fax: 972-605-6033

[October 30, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

According to The Corporate Library (TCL), an independent investment research firm in Portland, Maine, EDS shareholders 4-times approved proposals in favor of putting any poison pill to shareholder vote. Then the EDS board finally announced that it would terminate EDS' existing poison pill in February 2005. Then the board took a huge step backwards according to TCL, and included the following caveat:

"The Board further adopted the following policy regarding the adoption of a rights plan in the future: The Board will only adopt a rights plan if either

> 1. EDS' stockholders have approved adoption of the rights plan or
> 2. the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a rights plan without seeking stockholder approval." ?

According to The Corporate Library this is known as a fiduciary out and reserves the right of the board to implement a poison pill, without shareholder approval, under vaguely described circumstances. What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty. By implementing a pill policy, the board avoided another vote on poison pills altogether.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Stock Value

If a poison pill makes our stock difficult to sell at a profit – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

If there is any question on the accuracy of the proposal text please advise by email within 14-dsays to this email address: olmsted 7 p @ earthlink . net (use this address with no spaces).

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 07, 2005 12:31 AM
To: CFLETTERS
Cc: David Hollander
Subject: Re (EDS) No-Action Request Poison Pill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the EDS 8-page no action request including exhibits.

The following is direct text from the proposal. It is uninterrupted, except for notations in brackets, on the text that the company fails to address in its no action letter. The non-addressed text makes this proposal distinct from anything the company has done.

3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to

be held as soon as may be practicable. [Not
addressed>] If practicable the substance of this proposal should be
addressed>included
in our charter or bylaws.

"[Not addressed>] According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. [Not addressed>] To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.

"Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

"According to The Corporate Library (TCL), an independent investment research firm in Portland, Maine, EDS shareholders 4-times approved proposals in favor of putting any poison pill to shareholder vote. Then the EDS board finally announced that it would terminate EDS[1] existing poison pill in February 2005. Then the board took a huge step backwards according to TCL, and included the following caveat:

"ŒThe Board further adopted the following policy regarding the adoption of a rights plan in the future: The Board will only adopt a rights plan if either

1. EDS' stockholders have approved adoption of the rights plan or 2. the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS[1] stockholders to adopt a rights plan without seeking stockholder approval.[1]

"[Not addressed>] According to The Corporate Library this is known as a fiduciary out and reserves the right of the board to implement a poison pill, without shareholder approval, under vaguely described circumstances.
[Not addressed>] What is even more disappointing is that shareholders were not

given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty. [Not addressed>] By implementing a pill policy, the board avoided another vote on poison pills altogether."

Thus the company does not address these sentences in the proposal:
[Not addressed>] If practicable the substance of this proposal should be included in our charter or bylaws.
[Not addressed>] According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable.
[Not addressed>] To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.
[Not addressed>] According to The Corporate Library this is known as a fiduciary out and reserves the right of the board to implement a poison pill, without shareholder approval, under vaguely described circumstances.
[Not addressed>] What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty.
[Not addressed>] By implementing a pill policy, the board avoided another vote on poison pills altogether."

Implementation by Doing the Exact Opposite ?

The astonishing company theory is that if a company does the exact opposite (no shareholder vote allowed) of what a proposal calls for it actually implements the proposal. Just as long as the company does such exact opposite (no shareholder vote allowed) for no more than one-year.

Then after a year is up the company makes no claim that it could not adopt a new pill, without a shareholder vote and repeat the cycle.

EDS One-year Vote Black-Out

The company policy thus allows a one-year black-out on a shareholder vote, further compounded by the option of a complete elimination of any vote whatsoever after one-year.

Passage of Time Is Not a Substitute For a Shareholder Vote Passage of time is erroneously claimed to be a substitute for an explicitly called-for shareholder vote. No precedent is given under rule 14a-8 where the passage of time is a stand-in for a shareholder vote.

It would seem all the more consist with the concluding argument of the company to have a vote as soon as practicable. On the final page of the company letter the company claims it would usually obtain a vote prior to adopting a poison pill. Then why would the company want to delay a vote to a year later especially since an expensive special meeting might have to be called simply because the vote was not held as soon as practicable.

The following "Analyst Comments" is from The Corporate Library on the poor shareholder responsiveness of EDS at http://www.boardanalyst.com/companies/company_profile.asp?ID=13410

"ANALYST COMMENTS

"EDS shareholders four times approved proposals in favor of putting any poison pill to shareholder vote, and approved four times proposals in favor of simple majority voting. On May 5, 2004, before the 2004 annual meeting (where both proposals were overwhelmingly approved for the fifth time), the board announced it would ask shareholders at the 2005 annual meeting to approve resolutions removing the classified board, instituting simple majority voting, and asking shareholders to approve EDS[1]s rights plan.
Ideally, the board would have put those resolutions before the shareholders three affirmative votes ago, but this was a big step in the right direction for EDS.

"Then, on December 8, 2004, the EDS board took another step forward, announcing in an 8-K it Œdetermined that it would terminate EDS' existing rights plan in February 2005 and will not propose any rights plans for approval by stockholders at EDS' 2005 Annual Meeting of Stockholders.[1] Then the board took a huge step backwards, and included the following caveat:

"ŒThe Board further adopted the following policy regarding the adoption of a rights plan in the future: The Board will only adopt a rights plan if either

1. EDS' stockholders have approved adoption of the rights plan or
2. the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a rights plan without seeking stockholder approval."

"ŒThis is known as a fiduciary out[1], and reserves the right of the board to implement a poison pill, without shareholder approval, under unspecified but vaguely described circumstances. What is even more disappointing is that shareholders were not given the opportunity to approve this policy and approve the issuance of a pill in the exercise of fiduciary duty. By implementing a pill policy[1], the board avoided another vote on poison pills altogether. (12/20/2004 - JP)"

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Richard Katcher via David Hollander <david.hollander@eds.com>

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 11, 2006 11:30 PM
To: CFLETTERS
Cc: David Hollander
Subject: #2 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

#2 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This adds further information to the December 6, 2005 shareholder response to the company no action request.

The 2005 company policy additionally fails to address "as a separate ballot item " in the 2006 rule 14a-8 proposal text. Hence a vote on a pill could, under the 2005 policy, be bundled with a vote on another ballot item that is actually attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on a pill that a majority of shareholders oppose but will tolerate to obtain an attractive part of a bundle.

The vague company "Policy" is unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy":
"in the exercise of its fiduciary duties"
"under the circumstances then existing"
"best interests" Does this mean any trivial or conceivable best interests.
"unless ratified by shareholders" Which shareholders? All shareholders in existence, shareholders who vote, or shareholders who vote either yes or no.

Also the company does not address whether it can make solicitations or multiple solicitations to obtain the shareholder vote.

Furthermore this policy can apparently be triggered by a mere 5-to-4 vote of directors compounded by inside directors potentially forming an alliance with outside directors having non-director links to the company. Hence based on this vague policy a pill could be adopted by a 5-4 vote with the Chairman casting the deciding vote with assists from inside directors and directors having non-director links to the company. Thus this policy could potentially deny shareholders an initial vote based on a bare 5-to-4 vote by directors not all of whom are independent.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

David Hollander <david.hollander@eds.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 2:57 PM
To: CFLETTERS
Cc: David Hollander
Subject: #4 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

#4 Re Electronic Data Systems Corporation (EDS) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

Potentially related to this rule 14a-8 proposal is that the Staff in January 2006 rejected Hewlett-Packard[1]s argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard[1]s governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for" such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

EDS has not addressed whether its policy statements compare favorably in durability to its charter and bylaws.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
David Hollander <david.hollander@eds.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Electronic Data Systems Corporation
Incoming letter dated November 30, 2005

The proposal requests that the board amend its charter or bylaws to require that any future poison pill be redeemed unless it is approved by the affirmative vote of holders of a majority of shares after the poison pill is adopted by the board.

We are unable to concur in your view that EDS may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that EDS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel